File No. 70-9175

                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
             _________________________________________
                        AMENDMENT NO. 2 TO
                              FORM U-1
                     APPLICATION - DECLARATION
                             UNDER THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          ________________________________________________



Names of Companies filing this statement and addresses of principal executive offices:

National Fuel Gas Company          National Fuel Gas Supply
10 Lafayette Square                 Corporation
Buffalo, New York  14203           10 Lafayette Square
                                   Buffalo, New York  14203

Name of Top Registered Holding Company:  NATIONAL FUEL GAS COMPANY

Names and Addresses of Agents for Service:

J. P. Pawlowski, Secretary         J. R. Peterson, Assistant
National Fuel Gas Supply            Secretary
 Corporation                       National Fuel Gas Company
10 Lafayette Square                10 Lafayette Square
Buffalo, New York  14203           Buffalo, New York  14203

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                     D. W. Reitz
                     Assistant General Counsel
                     National Fuel Gas Supply Corporation
                     10 Lafayette Square, Suite 1500
                     Buffalo, New York  14203


The amended and restated Form U-1 previously filed in this matter as Amendment No. 1, is amended as follows:

Item 1 - Description of Proposed Transactions - is amended to correct a statement, made in reference to the estimated consideration for the assets to be acquired, that the total assets of National and its subsidiaries totaled $2,350,588,000 as of November 30, 1998. This statement should have referred to the date November 30, 1997.


SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  March 27, 1998         NATIONAL FUEL GAS COMPANY

                               By:  /s/ James R. Peterson
                                   James R. Peterson
                                   Assistant Secretary



                               NATIONAL FUEL GAS SUPPLY
                                 CORPORATION

                               By:  /s/ John R. Pustulka
                                   John R. Pustulka
                                   Vice President